SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 4)

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

Omniture, Inc.

(Name of Subject Company)

Omniture, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

68212S109

(CUSIP Number of Class of Securities)

Shawn J. Lindquist

Chief Legal Officer

Omniture, Inc.

550 East Timpanogos Circle

Orem, Utah 84097

(801) 722-7000

(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With copies to:

Patrick J. Schultheis, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 701 Fifth Avenue, Suite 5100 Seattle, WA 98104 (206) 883-2500	Martin W. Korman, Esq. Bradley L. Finkelstein, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on September 24, 2009, as amended by Amendment No. 1 filed on September 30, 2009, Amendment No. 2 filed on October 6, 2009, and Amendment No. 3 filed on October 19, 2009 (as previously filed with the SEC and as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by Omniture, Inc., a Delaware corporation (“Omniture”), relating to the offer (the “Offer”) by Snowbird Acquisition Corporation, a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Adobe Systems Incorporated, a Delaware corporation (“Parent”), as set forth in a Tender Offer Statement filed by Parent and Purchaser on Schedule TO, dated September 24, 2009, as amended by Amendment No. 1 filed on September 30, 2009, Amendment No. 2 filed on October 6, 2009, and Amendment No. 3 filed on October 19, 2009 (as previously filed with the SEC, and as the same may further be amended or supplemented from time to time, the “Schedule TO”), to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Omniture, at a purchase price of $21.50 per Share, net to the holder thereof in cash, without interest, but subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 24, 2009 and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B). Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 4 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 4 is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 is hereby amended and supplemented by including the following at the end thereof:

The Offer.  The Offer expired at 12:00 midnight, New York City, New York time, on October 22, 2009.  Adobe announced that 68,125,532 Shares were validly tendered and not withdrawn prior to the expiration of the Offer, representing approximately 86.68% of the Shares outstanding as of October 22, 2009.  Adobe also announced that it received commitments to tender approximately 3,031,464 additional shares under the guaranteed delivery procedures in the Offer.  Following the expiration of the Offer, the Purchaser accepted for payment all Shares that were validly tendered and not withdrawn prior to the expiration of the Offer (including certain Shares tendered to the depositary pursuant to the Offer’s guaranteed delivery procedure) according to the terms and conditions of the Offer.

Adobe also announced that it expects to complete the acquisition of Omniture on October 23, 2009 through the merger of the Purchaser with and into Omniture in accordance with applicable provisions of Delaware law that authorize the completion of the merger without a vote or meeting of stockholders of Omniture.  Pursuant to the terms of the Merger Agreement, all remaining publicly held Shares (other than Shares held by holders who properly exercise their appraisal rights under applicable Delaware law) will be acquired for $21.50 per share, net to the holder in cash, without interest but subject to any applicable tax withholding, in the merger.

In order to accomplish the merger in the manner described above, on October 23, 2009, the Purchaser will exercise its “top-up” option pursuant to the Merger Agreement, which permits the Purchaser to purchase additional shares of Omniture Common Stock directly from Omniture for $21.50 per share, the same dollar amount per share paid in the Offer.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OMNITURE, INC.

By:	/s/ Shawn J. Lindquist
Shawn J. Lindquist
Chief Legal Officer

Dated: October 23, 2009